UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2020

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL COMPLETES RECONSTRUCTION OF COKE BATTERY #8
AT MECHEL COKE

Chelyabinsk, Russia – June 30, 2020 – Mechel PAO (MOEX: MTLR; NYSE: MTL), one of the leading Russian mining and metals companies, reports completion of another stage of its production facility's ecological modernization at Chelyabinsk Coke and Chemical Products Plant (Mechel Coke). The plant has revamped its coke battery #8, which will enable it to decrease waste emissions. Investment in the project totaled 218 million rubles.

The coke battery #8’s reconstruction which included replacement of two gasholders, is one step in a series of measures outlined in the company’s ecological program as set in the agreement signed by Mechel Group with Chelyabinsk Region’s government, Russia’s Natural Resources Ministry and Federal Supervisory Natural Resources Management Service.

The coke battery’s coke gas offtake system was upgraded, with two new gasholders, gas exhaust pipes and a crude coke gas main installed. The battery’s upper paving and a loading chute for raw materials were also replaced. New cooling water and pressed air supply lines, steam pipes and other systems were also installed to ensure the coke battery’s reliable and ecologically friendly operations.

The plant installed best available technologies — sealing systems for the gas exhaust pipes, smoke-free coal loading. This will increase the facility’s leak tightness and reduce emissions of 1-4 hazard category substances (benzopyrene, benzene, phenol, ammonia, coal dust) by four tonnes a year at this facility alone.

“The coke battery’s upgrade is an integral part of the national Ecology project, as well as the quadrilateral agreement signed by the state and the plant. Minimizing emissions of cancerogenic agents is a priority for us, as it has a massive impact on the environment and public health. As a result of our plants fulfilling such agreements and making their facilities more ecologically friendly, by 2024 we will reduce our total waste emissions in Chelyabinsk by no less than 20%,” Chelyabinsk Region’s Ecology Minister Sergei Likhachev commented.

“Mechel continues to consistently fulfill the obligations the Group assumed regarding reduction of waste emissions, with measures set in the complex ecological program implemented as scheduled. Our nearest plans include installing new systems for reducing waste emissions in Mechel-Coke’s chemical workshops, and reconstruction of its coke battery #1,” Mechel PAO’s Director of Production Planning and Technical Development Anton Levada noted.

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Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

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Chelyabinsk Coke and Chemical Products Plant (Mechel Coke) is a by-product coke plant with over 10 shops and departments. Its primary product is metallurgical coke, manufactured in eight coke-oven batteries. Mechel Coke supplies the needs of Mechel enterprises as well as markets its products domestically and internationally.

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: June 30, 2020

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